SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K


                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934

                  For teh fiscal year ended December 31, 1998



                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                    AGENTS' SAVINGS AND PROFIT-SHARING PLAN
                            (full title of the Plan)

                          [Current Reg. No. 33-04711]

                          Lincoln National Corporation
                              200 E. Berry Street
                              Fort Wayne, IN 46802
                (name of Issuer and principal executive office)
                                      -i-

                                   Form 11-K
                  The Lincoln national Life Insurance Company
                    Agents' Savings and Profit-Sharing Plan

                               TABLE OF CONTENTS

                  Facing Sheet

                  Financial Statements

                  Signature

                                      -ii-






                            ANNUAL REPORT ON FORM-11K

                              FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1998



                            THE LINCOLN NATIONAL LIFE
                            INSURANCE COMPANY AGENTS'
                         SAVINGS AND PROFIT-SHARING PLAN

                               FORT WAYNE, INDIANA

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                              Financial Statements



                  Years ended December 31, 1998, 1997 and 1996




                                    Contents



Report of Independent Auditors.................................................1


Audited Financial Statements

Statements of Net Assets Available for Plan Benefits...........................2
Statements of Changes in Net Assets Available for Plan Benefits................3
Notes to Financial Statements..................................................4

                         Report of Independent Auditors




Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




Ernst & Young LLP
March 22, 1999
Fort Wayne, Indiana

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

              Statements of Net Assets Available for Plan Benefits


                                                                                            December 31
                                                                                     1998                  1997
                                                                                     ----                  ----
Assets
Investments:
 Common stock--Lincoln National Corporation
 (cost:  1998-$33,969,141; 1997-$31,095,120)                                 $ 65,019,912           $ 61,674,219

 Norwest Bank Short-Term Investment Fund                                        1,905,255              1,807,117

 Pooled separate accounts--The Lincoln National
  Life Insurance Company Separate Accounts
  (cost: 1998-$40,946,428; 1997-$33,536,806)                                   67,032,542             51,104,187

 Investment contracts --
  The Lincoln National Life Insurance Company                                  12,081,039             10,993,958

 Participant loans                                                              5,207,903              4,980,382
                                                                              -----------             ----------
                                                                              151,246,651            130,559,863

Accrued interest receivable                                                         8,454                  7,758

Cash and invested cash                                                             92,786                    847

Contributions receivable from Employer companies                                4,103,596              4,318,154
                                                                              -----------            -----------

Net assets available for plan benefits                                       $155,451,487           $134,886,622
                                                                              ===========            ===========

See accompanying notes.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                                                                                  Year ended December 31
                                                                         1998              1997            1996
                                                                         ----              ----            ----
Investment income:
 Cash dividends--Lincoln National Corporation                    $  1,639,615      $  1,604,366     $ 1,552,560

 Interest:
  The Lincoln National Life Insurance Company                         653,432           690,992         577,671
  Other                                                               342,801           320,146         332,634
                                                                  -----------       -----------     -----------
                                                                      996,233         1,011,138         910,305
                                                                  -----------        ----------     -----------
                                                                    2,635,848         2,615,504       2,462,865
Net realized gain on sale, distribution and forfeitures of
  investments:
   Common stock--Lincoln National Corporation                       2,636,667         4,343,393       2,196,645
   Pooled separate accounts--The Lincoln National
    Life Insurance Company Separate Accounts                        2,122,479         2,482,267       1,056,483
                                                                  -----------       -----------      -----------
                                                                    4,759,146         6,825,660       3,253,128

Net unrealized appreciation of investments                          8,990,405        22,635,104         301,572

Contributions:
 Participants                                                      11,249,342         4,839,046       4,604,114
 Employer companies
  (net of forfeitures:; 1998--$18,660
  1997--$12,050; 1996--$5,566;)                                     4,436,110         5,430,354       3,735,645
                                                                  -----------       -----------      -----------
                                                                   15,685,452        10,269,400       8,339,759

Distributions to participants                                     (11,405,338)       (6,096,184)     (5,476,308)
Administrative expenses                                              (100,648)         (108,251)        (86,481)
                                                                  -----------         ----------     -----------
Net increase in net assets available for plan benefits             20,564,865        36,141,233       8,794,535

Net assets available for plan benefits
  at beginning of the year                                        134,886,622        98,745,389      89,950,854
                                                                  -----------        -----------     -----------

Net assets available for plan benefits
  at end of the year                                             $155,451,487      $134,886,622     $98,745,389
                                                                  ===========       ===========      ==========

See accompanying notes.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                          Notes to Financial Statements


1. Significant Accounting Policies

Investments

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Norwest Bank Short-Term Investment Fund is valued at cost which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions plus interest at the contract rate. The contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method.

Use of Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2. Description of the Plan

The Agents' Savings and Profit-Sharing Plan ("Plan") is a contributory, defined contribution plan which covers eligible agents of Lincoln Life and agents and employees of Sagemark Consulting, Inc. ("Sagemark"). Any person who is a full-time agent of Lincoln Life or is an agent or employee of Sagemark is eligible to enroll in the Plan. Lincoln Life and Sagemark are the employer companies ("Employer") contributing to the Plan. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 15% of eligible earnings, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

Participants direct the Plan to invest their contributions in any combination of the investment options as described in Note 4. Participants can direct the investment of Employer contributions, but only after the contributions have been in the Plan for two years following the date the last contribution for the plan year was contributed.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


2. Description of the Plan (continued)

Employer contributions to the Plan are based on an amount equal to a participant's contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 25% to 150%, which varies according to LNC's return on equity in relation to similar companies in the insurance industry. In early 1998, the Board of Directors of Lincoln Life adopted an amendment approving certain changes to the contribution formula that became effective April 1, 1998. Under the new formula, Employer contributions to the Plan are based on LNC's increase in operating income. The Employer match on eligible participants' contributions during their first year of employment is limited to a maximum of 25%. The maximum match for Sagemark agents is 50%.

Employer contributions are invested in the LNC Common Stock Fund. Participants' contributions are fully vested. Employer contributions vest based upon years of service as defined in the Plan agreement as follows:

         Years of Service                Percent Vested
         ----------------                --------------
         1                                           0%
         2                                          50%
         3 or more                                 100%

Lincoln Life has the right to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding Employer contributions that haven't been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period.

Upon termination of service due to disability or retirement, a participant or beneficiary, in case of the participant's death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a five-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Each participant's account is credited with the participant's contributions, matching contributions from the Employer and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited non-vested amounts are used to reduce future Employer contributions.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


3. Investments

The following is a summary of assets held for investment:

                                                      December 31, 1998                    December 31, 1997
                                                 Number of                            Number of
                                             Shares, Units           Market       Shares, Units          Market
                                              or Par Value            Value        or Par Value           Value

Quoted Market Values:
Common stock--LNC                                  794,743     $ 65,019,912*            789,430    $ 61,674,219*

Pooled separate account
 investment contracts
 underwritten by Lincoln Life:
  Government Bond Fund                         484,630.307          847,854         261,930.867         423,797
  Core Equity Fund                           1,403,540.627       18,309,961*      1,429,480.452      15,723,099*
  Medium Capitalization
   Equity Fund                                 930,687.431       11,504,791*        974,528.962       9,829,271*
  Short-Term Fund                            1,190,036.159        3,645,178         904,830.388       2,629,519
  Government/Corporate
   Bond Fund                                   205,814.429        1,211,364         163,420.177         876,241
  Large Capitalization
   Equity Fund                               1,309,420.549       13,204,880*      1,212,360.575       9,168,971*
  Balanced Fund                                191,351.379        1,162,706         132,931.628         695,965
  High Yield Bond Fund                         515,601.420        1,280,241         485,187.946       1,126,837
  Small Capitalization
   Equity Fund                               1,085,472.627        5,124,246         810,613.569       3,270,682
  Value Equity Fund                          2,231,259.184        5,484,306       1,577,096.377       3,356,102
  International Equity Fund                    974,670.259        5,257,015         830,895.558       4,003,703
                                                              -------------                        -------------
                                                                 67,032,542                          51,104,187

Contract Value:
Investment contracts
 underwritten by Lincoln Life                  $12,081,039       12,081,039*        $10,993,958      10,993,958*

Estimated Values:
Norwest Bank short-term
 investment fund                                 1,905,255        1,905,255           1,807,117      1,807,117
Participant loans                                5,207,903        5,207,903           4,980,382      4,980,382
                                                              -------------                      -------------

     Total investments                                         $151,246,651                       $130,559,863
                                                                ===========                        ===========

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the indicated date.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


3. Investments (continued)

Net realized gain on sale, distribution and forfeitures of investments is summarized as follows:

                                                                               Year ended December 31
                                                                  1998                1997                 1996
                                                                  ----                ----                 ----
Common stock:
 Proceeds from disposition of stock                       $  4,297,217        $ 11,100,882           $9,419,060
 Cost of stock disposed                                      1,660,550           6,757,489            7,222,415
                                                             ---------         -----------            ---------
Net realized gain on sale, distribution and
 forfeitures of common stock                              $  2,636,667        $  4,343,393           $2,196,645
                                                             =========           =========            =========

Pooled separate accounts:
 Proceeds from disposition of units                       $ 28,814,807        $ 12,728,284           $4,948,738
 Cost of units disposed                                     26,692,328          10,246,017            3,892,255
                                                            ----------          ----------            ---------
Net realized gain on sale, distribution and
 forfeitures of pooled separate accounts                  $  2,122,479        $  2,482,267           $1,056,483
                                                             =========           =========            =========

The net change in unrealized appreciation (depreciation) of investments in total and by investment classification as determined by quoted market price is summarized as follows:

                                                                            Year ended December 31
                                                                1998                 1997                1996
                                                                ----                 ----                ----
Market value in excess of cost:
 At beginning of the year                               $ 48,146,480           $25,511,376        $25,209,804
 At end of the year                                       57,136,885            48,146,480         25,511,376
                                                          ----------           -----------         ----------
Change in net unrealized appreciation
  of investments                                        $  8,990,405           $22,635,104        $   301,572
                                                           =========            ==========            =======

Common stock                                            $    471,672           $16,957,113        $(2,990,993)
Pooled separate accounts                                   8,518,733             5,677,991          3,292,565
                                                           ---------           -----------          ---------
Change in net unrealized appreciation
 of investments                                         $  8,990,405           $22,635,104        $   301,572
                                                           =========            ==========            =======

The investment contracts (Guaranteed Fund) earned an average interest rate of approximately 6.45%, 6.60% and 6.82% in 1998, 1997 and 1996, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 5.50% and 6.00% at December 31, 1998 and 1997, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance were 6.40% and 6.50% at December 31, 1998 and 1997, respectively, and are determined based upon the performance of the Company's general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.50% for the first 5 contract years, 4.00% for years 6-10 and 3.50% following year 10. The guarantee is based on the Company's ability to meet its financial obligations from the general assets of the Company. The fair value of the investment contracts approximates contract value.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the net assets available for plan benefits by investment option is as follows:

                               Investment Options
December 31, 1998                  Total        1             2             3           4             5            6

Assets
Investments:
 Common stock                $ 65,019,912  $65,019,912
 Short-term investment fund     1,905,255    1,905,255
 Pooled separate accounts      67,032,542                  $847,854                 $18,309,961  $11,504,791   $3,645,178
 Investment contracts          12,081,039                               $12,081,039
 Participant loans              5,207,903
                               ----------   -----------    --------      ---------    ---------  ----------    ----------

     Total investments        151,246,651   66,925,167      847,854      12,081,039  18,309,961   11,504,791    3,645,178

Accrued interest receivable         8,454        8,454
Cash and invested cash
 (deficit)                         92,786       93,986      (21,131)                       (298)        (149)
Other receivables
Contributions receivable
 from Employer companies        4,103,596    4,103,596
                                ---------     --------      --------      ---------   --------     ---------   ----------

 Net assets available for
 plan benefits Total assets  $155,451,487  $71,131,203     $826,723     $12,081,039 $18,309,663  $11,504,642   $3,645,178
                              ===========   ==========      =======      ==========  ==========   ==========    =========

                               Investment Options
December 31, 1998               7           8             9          10          11          12            13          Loans

Assets
Investments:
 Common stock
 Pooled separate accounts  $1,211,364  $13,204,880    $1,162,706  $1,280,241 $5,124,246  $5,484,306    $5,257,015
 Investment contracts
 Participant loans                                                                                                  $5,207,903
                           ----------    ---------     --------   ----------   --------    -------      ---------    ---------
      Total investments     1,211,364   13,204,880     1,162,706   1,280,241  5,124,246   5,484,306     5,257,015    5,207,903

Accrued interest
 receivable
Cash and invested
 cash (deficit)                21,131         (407)      236,830                    (14)   (236,829)            4         (337)
Other receivables
Contributions receivable
 from Employer companies
Net assets available for    ---------   ---------      ---------   ---------  ---------   ---------     ---------    ---------
 plan benefits             $1,232,495  $13,204,473    $1,399,536  $1,280,241 $5,124,232  $5,247,477    $5,257,019   $5,207,566
                            =========   ==========     =========   =========  =========   =========     =========    =========

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

                               Investment Options
December 31, 1997                 Total          1             2            3            4             5          6

Assets
Investments:
 Common stock                $ 61,674,219  $61,674,219
 Short-term investment fund     1,807,117    1,807,117
 Pooled separate accounts      51,104,187                  $423,797                 $15,723,099   $9,829,271  $2,629,519
 Investment contracts          10,993,958                             $10,993,958
 Participant loans              4,980,382
                                ---------  -----------     --------    ----------    ----------     --------    --------
     Total investments        130,559,863   63,481,336      423,797    10,993,958    15,723,099    9,829,271   2,629,519

Accrued interest receivable         7,758        7,758
Cash and invested cash
 (deficit)                            847                      (122)         (727)       (1,217)        (863)       (227)
Contribution receivable--
 The Lincoln National Life
   Insurance Company            4,318,154    4,318,154
                             ------------    --------       -------    ----------    ----------     -------     --------


Net assets available for
  plan benefits              $134,886,622  $67,807,248     $423,675   $10,993,231   $15,721,882   $9,828,408  $2,629,292
                              ===========   ==========      =======    ==========    ==========    =========   =========


                                                              Investment Options
December 31, 1997               7           8            9          10            11         12          13             Loans

Assets
Investments:
 Common stock
 Pooled separate accounts   $876,241    $9,168,971    $695,965   $1,126,837   $3,270,682  $3,356,102  $4,003,703
 Investment contracts
 Participant loans                                                                                                     $4,980,382
                             -------    ----------     -------    ---------    --------    ---------   ---------       ----------
       Total investments     876,241     9,168,971     695,965    1,126,837    3,270,682   3,356,102   4,003,703        4,980,382

Accrued interest
 receivable
Cash and invested
 cash (deficit)                 (170)         (995)         21         (141)         (24)       (198)       (490)           6,000
Contribution receivable--
 The Lincoln National Life
   Insurance Company

Net assets available for
 plan benefits              $876,071    $9,167,976    $695,986   $1,126,696   $3,270,658  $3,355,904  $4,003,213       $4,986,382
                             =======     =========     =======    =========    =========   =========   =========        =========

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                   Investment Options

December 31, 1998                     Total        1            2           3         4              5               6

Investment income:
 Cash dividends                 $  1,639,615  $ 1,639,615
 Interest                            996,233      126,274                653,432
                                  ----------    ---------   -------     ---------  ---------       -------        --------
     Total investment income       2,635,848    1,765,889            $   653,432
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock                     2,636,667    2,636,667
  Pooled separate accounts         2,122,479               $ 49,765               $   699,872   $   367,765  $    131,980
                                 ------------  ---------    -------      -------  -----------       -------       ----------
     Total realized gains          4,759,146    2,636,667    49,765                   699,872       367,765       131,980
Net unrealized appreciation        8,990,405      471,672    14,412                 2,231,163     1,741,637        (3,455)
 of investments
Contributions:
 Participant                      11,249,342    1,774,165    52,317      351,590    1,648,079     1,268,764       372,083
 Employer companies                4,436,110    4,436,110
                                 -----------    ---------   --------   ----------  ---------       --------       -------
     Total contributions          15,685,452    6,210,275    52,317      351,590    1,648,079     1,268,764       372,083
Distributions to participants    (11,405,338)  (4,446,390)   (9,056)  (1,787,303)  (1,490,497)     (524,278)     (448,308)
Administrative expenses             (100,648)     (55,518)     (848)      (7,090)     (11,076)       (5,520)       (2,072)
Net transfers                                  (3,258,640)  296,458    1,877,179     (489,760)   (1,172,134)      965,658
                                 -----------   ----------   -------   ----------   -----------   -----------     ---------
Net increase (decrease) in
 net assets available for
 plan benefits                    20,564,865    3,323,955   403,048    1,087,808    2,587,781     1,676,234     1,015,886
Net assets available for
 plan benefits at beginning
 of the year                     134,886,622   67,807,248   423,675   10,993,231   15,721,882     9,828,408     2,629,292
                                 -----------  ----------    -------   ----------   ----------   -----------    ----------
Net assets available for plan
 benefits at end of the year    $155,451,487  $71,131,203  $826,723  $12,081,039  $18,309,663   $11,504,642    $3,645,178
                                 ===========   ==========   =======   ==========   ==========    ==========     =========

                                                                  Investment Options
December 31, 1998                    7          8           9            10         11          12          13          Loans

Investment income:
 Cash dividends
 Interest                                                                                                           $  216,527
                                 --------   ---------   ----------     -------  ----------    -------   ----------     -------
     Total investment income                                                                                           216,527
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock
  Pooled separate accounts     $   46,160  $   584,743  $   28,588  $   39,390  $  127,318  $  152,507  $ (105,609)
                                 --------   ----------   ----------   --------   ---------    ---------   ---------    -------
     Total realized gains          46,160      584,743      28,588      39,390     127,318     152,507    (105,609)
Net unrealized appreciation
 of investments                    51,305    1,540,806     313,928     410,896   1,072,488   1,089,923   1,157,610
 Employer companies
                                 --------    ----------    --------    -------  ----------    ------      --------     -------

     Total contributions          196,693    1,540,806     313,928     410,896   1,072,488   1,089,923   1,157,610
Distributions to participants    (214,675)    (912,062)   (101,930)    (49,831)   (147,455)   (256,067)   (255,782)   (761,704)
Administrative expenses            (1,053)      (6,500)     (1,116)     (2,029)     (2,283)     (2,870)     (2,673)
Net transfers                     277,994      181,922     350,389    (278,899)    198,264     438,882    (153,674)    766,361
                                 --------    ----------  ----------  ---------- ----------   ----------  ----------   ---------
Net increase (decrease) in
 net assets available for
 plan benefits                    356,424    4,036,497     703,550     153,545   1,853,574   1,891,573   1,253,806     221,184
Net assets available for
 plan benefits at beginning
 of the year                      876,071    9,167,976     695,986   1,126,696   3,270,658   3,355,904   4,003,213   4,986,382
                                ----------  ----------  ----------   ---------  ----------  ---------    ---------    ---------
Net assets available for
 plan benefits at end of
 the year                      $1,232,495  $13,204,473  $1,399,536  $1,280,241  $5,124,232  $5,247,477  $5,257,019  $5,207,566
                                =========   ==========   =========   =========   =========   =========   =========   =========

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                Investment Options
December 31, 1997                     Total          1          2            3             4          5           6

Investment income:
 Cash dividends                  $  1,604,366  $ 1,604,366
 Interest                           1,011,138                         $   690,992
                                  -----------     --------    ------      --------     ---------  ----------   ---------
   Total investment income          2,615,504    1,604,366                690,992
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock                      4,343,393    4,343,393
  Pooled separate accounts          2,482,267               $ 38,502                $   792,850   $  704,233  $   33,725
                                  ------------  ----------    ------     -------      ----------   ----------   ---------
     Total realized gains           6,825,660    4,343,393    38,502                    792,850      704,233      33,725
Net unrealized appreciation
 (depreciation) of investments     22,635,104   16,957,113    (6,849)                 2,912,192      303,028      63,418
Contributions:
 Participant                        4,839,046      804,479    13,642      225,243       796,555      745,763     143,661
 The Lincoln National Life
   Insurance Company                5,430,354    5,430,354
                                   -----------   ---------  ---------    -------     ----------     --------
     Total contributions           10,269,400    6,234,833    13,642      225,243       796,555      745,763     143,661
Distributions to participants      (6,096,184)  (2,966,329)  (24,350)  (1,036,813)     (355,330)    (313,285)   (443,836)
Administrative expenses              (108,251)     (73,949)     (476)      (5,364)       (6,762)      (4,220)     (1,155)
Net transfers                                   (6,578,182)  (78,205)     696,009       855,723     (595,223)  1,441,543
                                    --------    ----------   --------    -------    -----------   -----------   ---------
Net increase (decrease) in
 net assets available for
 plan benefits                     36,141,233   19,521,245   (57,736)     570,067     4,995,228      840,296   1,237,356
Net assets available for
 plan benefits at beginning
 of the year                       98,745,389   48,286,003   481,411   10,423,164    10,726,654    8,988,112   1,391,936
                                  -----------   ----------   -------   ----------    ----------    ---------   ---------
Net assets available for
 plan benefits at end of
 the year                        $134,886,622  $67,807,248  $423,675  $10,993,231   $15,721,882   $9,828,408  $2,629,292
                                  ===========   ==========   =======   ==========    ==========    =========   ========


                                                                          Investment Options
December 31, 1997                    7            8          9          10           11           12          13        Loans

Investment income:
 Cash dividends
 Interest                                                                                                           $ 320,146
                                --------    ----------    -------    -------      --------    ---------    -------    ---------
     Total investment income                                                                                          320,146
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock
  Pooled separate accounts      $ 92,386    $  545,130   $ 18,465  $   19,644  $   69,093   $   63,683  $  104,556
                                 -------    ----------   --------    ---------   --------     ----------  ---------- ---------
     Total realized gains         92,386       545,130     18,465      19,644      69,093       63,683     104,556
Net unrealized appreciation
 (depreciation) of investments   (12,556)    1,574,956     77,891      56,692     446,475      557,280    (294,536)
Contributions:
 Participant                      54,900       686,925     77,923      61,750     396,285      272,302     559,618
 The Lincoln National Life
  Insurance Company
     Total contributions          54,900       686,925     77,923      61,750     396,285      272,302     559,618
Distributions to participants    (57,010)     (429,179)    (5,494)    (35,262)    (64,180)     (26,482)   (160,100)   (178,534)
Administrative expenses             (726)       (3,794)      (715)       (815)     (1,238)      (1,455)     (2,182)     (5,400)
Net transfers                   (167,062)      279,442    126,647     576,787     794,545    1,367,226     165,006   1,115,744
                                 -------     ----------   -------  ----------   ---------    ---------  ----------   ---------
Net increase (decrease)
 in net assets available
 for plan benefits               (90,068)    2,653,480    294,717     678,796   1,640,980    2,232,554     372,362   1,251,956
Net assets available for
 plan benefits at beginning
 of the year                     966,139     6,514,496    401,269     447,900   1,629,678    1,123,350   3,630,851   3,734,426
                                 -------     ---------    -------  ----------   ---------    ---------   ---------   ---------
Net assets available for
 plan benefits at end of
 the year                       $876,071    $9,167,976   $695,986  $1,126,696  $3,270,658   $3,355,904  $4,003,213  $4,986,382
                                 =======     =========    =======   =========   =========    =========   =========   =========

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                  Investment Options
December 31, 1996                   Total          1          2            3          4             5              6

Investment income:
 Cash dividends                $ 1,552,560  $ 1,552,560
 Interest                          910,305                         $   577,671
                                ----------     --------   --------     --------    ---------      ------         -------

     Total investment income     2,462,865    1,552,560                577,671
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock                   2,196,645    2,196,645
  Pooled separate accounts       1,056,483               $ 24,494               $   376,640    $  229,263    $   66,209
                                -----------  ----------   ---------   --------    ---------    ----------       --------
     Total realized gains        3,253,128    2,196,645    24,494                   376,640       229,263        66,209
Net unrealized appreciation
 (depreciation) of investments     301,572   (2,990,993)   (5,603)                1,328,719       840,656       (20,585)
Contributions:
 Participant                     4,604,114      928,146    18,739      280,525      648,453       757,878        24,023
 The Lincoln National Life
   Insurance Company             3,735,645    3,735,645
                                -----------   ---------    -------     -------    ----------      -------        ------
     Total contributions         8,339,759    4,663,791    18,739      280,525      648,453       757,878        24,023
Distributions to participants   (5,476,308)  (2,519,969)  (45,389)  (1,825,737)    (361,544)     (162,972)      (90,761)
Administrative expenses            (86,481)     (72,414)     (182)      (3,649)      (3,152)       (2,632)         (368)
Net transfers                                (2,008,136)  (73,352)     386,625      (47,693)      208,669       344,659
                                ----------     --------   --------    --------   ----------      --------      --------
Net increase (decrease) in
 net assets available for
 plan benefits                   8,794,535      821,484   (81,293)    (584,565)   1,941,423     1,870,862       323,177
Net assets available for
 plan benefits at beginning
 of the year                    89,950,854   47,464,519   562,704   11,007,729    8,785,231     7,117,250     1,068,759
                                ----------   ----------   -------   ----------   ----------     ---------     ---------
Net assets available for
 plan benefits at end of
 the year                      $98,745,389  $48,286,003  $481,411  $10,423,164  $10,726,654    $8,988,112    $1,391,936
                                ==========   ==========   =======   ==========   ==========     =========     =========

                               Investment Options
December 31, 1996                    7            8          9        10         11          12          13          Loans

Investment Income:
Cash dividends
 Interest                                                                                                          $332,634
                                ---------        ------    ------   -------    --------    -------      --------   ---------
     Total investment income                                                                                        332,634
Net realized gain on sale,
 distribution and forfeitures
 of investments:
  Common stock
  Pooled separate accounts     $   72,847    $   10,364  $  1,747  $  5,366  $   12,575  $   18,728  $   38,250
                                 --------      --------   --------- --------   --------   ----------   ----------    --------
     Total realized gains          72,847       210,364     1,747     5,366      12,575      18,728      38,250
Net unrealized appreciation
 (depreciation) of investments    (53,517)      761,371    29,524    32,985      43,342     109,712     225,961
Contributions:
 Participant                       78,660       675,819    69,712    45,269     351,168     175,491     550,231
 The Lincoln National Life
  Insurance Company
     Total contributions           78,660       675,819    69,712    45,269     351,168     175,491     550,231
Distributions to participants     (31,195)     (155,289)   (4,176)   (7,064)    (19,452)    (64,952)    (73,291)     (114,517)
Administrative expenses              (378)       (1,922)     (106)      (70)       (373)       (264)       (971)
Net transfers                    (251,497)     (102,851)  127,316   224,733     243,841     258,534     496,499       192,653
                                 ----------  ----------   -------   -------   ---------   ---------  ----------    ----------
Net increase (decrease) in
 net assets available for
 plan benefits                   (185,080)    1,387,492   224,017   301,219     631,101     497,249   1,236,679       410,770
Net assets available for
 plan benefits at beginning
 of the year                     1,151,219    5,127,004   177,252   146,681     998,577     626,101   2,394,172     3,323,656
                                 ---------    ---------   -------   -------   ---------   ---------   ---------     ---------
Net assets available for
 plan benefits at end of
 the year                      $   966,139   $6,514,496  $401,269  $447,900  $1,629,678  $1,123,350  $3,630,851    $3,734,426
                                   =======    =========   =======   =======   =========   =========   =========     =========

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4.  Investment Options (continued)

Information with respect to investment options is as follows:

Option   Description of Investment Option

   1 LNC Common Stock Fund, which invests exclusively in the stock of Lincoln National Corporation. However, some funds may be invested in the Norwest Bank Short-Term Investment Fund until the LNC stock can be purchased.

   2 Government Bond Fund, which invests primarily in bonds backed by the United States government that will mature in 3 to 5 years.

   3 Guaranteed Fund, which invests primarily in contracts which guarantee a rate of return and principal.

   4 Core Equity Fund, which invests primarily in large capitalization stocks of well-established companies.

   5 Medium Capitalization Equity Fund, which invests primarily in medium-sized companies.

   6 Short-Term Fund, which invests in high quality money market securities that include commercial paper, bankers acceptances, certificates of deposit, loan participation and short-term U.S. government debt.

   7 Government/Corporate Bond Fund, which invests primarily in corporate and U.S. government bonds and mortgage-backed securities.

   8 Large Capitalization Equity Fund, which invests primarily in high-risk common stocks which have the potential for a significant appreciation in value within 18 months from the date of purchase.

   9 Balanced Fund, which invests in three different asset classes: stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion.

   10 High Yield Bond Fund, which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate higher risk.

   11 Small Capitalization Equity Fund, which invests primarily in the stock of new, rapid growth companies.

   12 Value Equity Fund, which invests primarily in large capitalization stocks of undervalued companies that are industry leaders.

   13 International Equity Fund, which invests primarily in stocks of non-United States companies.

At December 31, 1998, the fair value of LNC common stock in the LNC Common Stock Fund not subject to agent direction was $5,438,893.

The information as to the number of participants selecting each investment option is not readily available. Beginning January 1, 1994, the Plan began offering investment options 9 through 13 noted above to participants. Investment options 2 and 4 through 13 are invested in pooled separate accounts of Lincoln Life through a group annuity contract issued by Lincoln Life.

Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

5. Income Tax Status

On February 9, 1995, the IRS ruled that the Plan qualifies as defined by Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax based on the present income tax laws. Further, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Tax Implications to Participants

There are no income tax consequences to participants arising from their pre-tax contributions, the Employer's contributions and income earned in the Plan until actual distribution or withdrawal from the Plan. The tax basis of securities distributed to the participant is provided by the Lincoln National Corporation Benefits Investment Committee.

7. Transactions with Parties-In-Interest

The Plan has investments in common stock of LNC, and in pooled separate accounts and investment contracts with Lincoln Life. Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $100,648, $108,251, and $86,481 in 1998, 1997, and 1996, respectively.

8. Concentrations of Credit Risks

The Plan has investments in common stock of LNC, and in pooled separate accounts and unallocated investment contracts with Lincoln Life of $65,019,912, $67,032,542 and $12,081,039 respectively, at December 31, 1998 (41.8%, 43.1% and
7.8% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investment management industries.

9.  Century Compliance (unaudited)

The year 2000 issue is pervasive and complex and affects virtually every aspect of Lincoln Life's businesses. Lincoln Life's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners are particularly vulnerable. Lincoln Life has been redirecting a large portion of its internal Information Technology ("IT") efforts and contracting with outside consultants to update its systems to address Year 2000 issues. Experts have been engaged to assist in developing work plans and cost estimates and to complete remediation activities.

For the year ended December 31, 1998, Lincoln Life identified expenditures of $22.0 million ($14.3 million after-tax) to address this issue. This brings the expenditures for 1996-98 to $27.6 million ($17.9 million after-tax). Lincoln Life's financial plans for 1999-2000 include expected expenditures of an additional $36.5 million ($23.7 million after-tax) bringing estimated overall Year 2000 expenditures to $64.1 million ($41.6 million after-tax). Because updating systems and procedures is an integral part of Lincoln Life's on-going operations, approximately 50% of expenditures shown above are expected to continue after all Year 2000 issues have been resolved. Actual Year 2000 expenditures through December 31, 1998 and future Year 2000 expenditures are expected to be funded from operating cash flows. The anticipated cost of addressing Year 2000 issues is based on management's current best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Such costs will be monitored closely by management. Nevertheless, there can be no guarantee that actual costs will not be higher than these estimated costs. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems and other uncertainties.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


The projects to address IT and non-It readiness have four major phases. Phase one involves raising awareness and creating an inventory of all IT and non-IT assets. The second phase consists of assessing all items inventoried to initially determine whether they are affected by the Year 2000 issues and preparing general plans and strategies. The third phase entails the detailed planning and remediation of affected systems and equipment. The last phase consists of testing to verify Year 2000 readiness.

Lincoln Life has completed these four phases for over two-thirds of its high priority IT systems, including those provided by software vendors. While Lincoln Life's Year 2000 program for nearly all high priority IT systems is expected to be complete in the first quarter of 1999, phase four, for a small but important subset of these systems, will continue through the end of the second quarter 1999. As of December 31, 1998, the status of projects addressing readiness of IT assets is: 100% of IT assets have been inventoried (Phase 1) and assessed (Phase
2); 94% of IT projects have been through the remediation phase (Phase 3) with the last project scheduled for completion by the end of March 1999; and 69% of IT projects have completed the testing phase (Phase 4) with the last project scheduled to finish testing by the end of June 1999. A portion of the effort that extends into 1999 is dependent on outside third parties and is behind the original schedule. Lincoln Life is working with these parties to modify the completion schedule.

As of December 31, 1998, the status of projects that address readiness of high priority non-IT assets is: 100% of non-IT assets have been inventoried (Phase 1) and assessed (Phase 2); 79% of non-IT projects addressing remediation (Phase 3) have been completed and 21% of non-IT projects have completed the testing phase (Phase 4). Lincoln Life expects to have all phases related to high priority non-IT projects completed by the end of October 1999.

Concurrent with the IT and non-IT projects, the readiness of key business partners is being reviewed and Year 2000 contingency plans are being developed. The most significant categories of key business partners are financial institutions, software vendors, and utility providers (gas, electric and telecommunications). Surveys have been mailed to these key business partners. Based on responses received, current levels of readiness are being assessed, follow-up contacts are underway, alternative strategies are being developed and testing is being scheduled were feasible. This effort is expected to continue well into 1999. As noted above, software vendor assessments are considered part of the IT projects and, therefore, would follow the schedule shown above for such projects.

While Lincoln Life is working to meet the schedules outlined above, some uncertainty remains. Specific factors that give rise to this uncertainty include a possible loss of technical resources to perform the work, failure to identify all susceptible systems, non-compliance by third parties whose systems and operations impact Lincoln Life and other similar uncertainties.

A worst case scenario might include Lincoln Life's inability to achieve Year 2000 readiness with respect to one or more of Lincoln Life's significant policyholder systems, resulting in a material disruption to Lincoln Life's operations. Specifically, Lincoln Life could experience an interruption in its ability to collect and process premiums or deposits, process claim payments, accurately maintain policyholder information, accurately maintain accounting records, and/or perform adequate customer service. Should the worst case scenario occur, it could, depending on its duration, have a material impact on Lincoln Life's results of operations and financial position. Simple failures can be repaired and returned to production within a matter of hours with no material impact. Unanticipated failures with a longer service disruption period would have a more serious impact. For this reason, Lincoln Life is placing significant emphasis on risk management and Year 2000 contingency planning. Lincoln Life is in the process of modifying its contingency plans to address potential Year 2000 issues. Where these efforts identify high risks due either to unacceptable work around procedures or significant readiness risks, appropriate risk management techniques are being defined. These techniques, such as resource shifting or use of alternate providers, will be employed to provide stronger assurances of readiness. Lincoln Life has gone through exercises to identify worst case scenario failures. At this time, Lincoln Life believes its plans are sufficient to mitigate identified worst case scenarios.

                   The Lincoln National Life Insurance Company
                     Agents' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)



The record keeping for the Plan is currently done by Norwest Bank, Minnesota. Record keeping consists of the day to day maintenance of the individual accounts within the Plan. As a result of the arrangement with Norwest Bank, and as part of Lincoln Life's century compliance efforts, Lincoln Life has surveyed, and continues to survey, Norwest Bank with respect to Norwest Bank's Year 2000 readiness. In response to Lincoln Life's Year 2000 surveys, Norwest has represented to Lincoln Life, that although there can be no guarantees that any one product will not be affected in some way by a Year 2000 problem, Norwest has dedicated sufficient resources to both address and minimize the impact of the century date change. Separately, Norwest Bank has represented on its web site that Norwest Bank has identified mission critical systems based on Federal Institutions Examination Council (FIEC) guidelines, addressed all other systems, largely completed remediation and testing of internal systems, and is currently developing comprehensive contingency plans to address any Year 2000 problems that may arise.

                                    SIGNATURE





                 THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                 By /s/ George E. Davis          March 29 , 1999
                                     -------------------------------------------
                                        George E. Davis,
                                        Administrator